                                                                       EXHIBIT 4

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(BW)(GLOBAL-TECH)(GAI) Global-Tech Appliances Reports Improved First Quarter
Results and Continues to Focus On Its Business Transformation

     Business & Technology Editors

     HONG KONG--(BUSINESS WIRE)--Aug. 31, 2001--Global-Tech Appliances Inc. (NYSE: GAI) today announced improved net sales and earnings for the first quarter of fiscal 2002 ended June 30, 2001.
     Net sales for the first quarter of fiscal 2002 increased marginally to $23.3 million, compared to $22.7 million for the first quarter of fiscal 2001. Net income rose 17% to $2.1 million, or $0.17 per share, compared to $1.8 million, or $0.15 per share, for the corresponding period in fiscal 2001. Results for the first quarter of fiscal 2002 included one month's operations of Lite Array, Inc., a flat-panel display business in which the Company recently acquired a controlling interest, but the impact of the transaction was immaterial to net sales or net income in this quarter.
     John C.K. Sham, President and Chief Executive Officer, said: "We are pleased with the first quarter results during these trying economic times. Our floor care volume increased over the prior fiscal year period and we managed to improve our overall margins slightly due to our continuing emphasis on cost control."
     Mr. Sham continued, "As indicated in our fiscal 2001 earnings release, we have exited the personal care product line and discontinued some non-strategic products. Additionally, our order level has also been affected somewhat by the overall softness in the economy, particularly in Europe. The combination of these two factors is expected to impact our business modestly over the next two quarters until our floor care business grows sufficiently as anticipated to offset the decreases."
     Mr. Sham concluded, "While Lite Array will continue to have an impact on our profitability until it can reach full production level, we are committed to supporting and accelerating this production ramp up by dedicating the necessary resources to accomplish this task. Despite these challenges, we remain confident that the Company's operations will continue to be profitable and begin to realize the positive results of our strategic moves as we enter into calendar 2002."
     Global-Tech is an original designer, manufacturer, and marketer of a wide range of small household appliances in four primary product categories: kitchen appliances; garment care products; travel products and accessories; and floor care products. The Company's products are marketed by its customers under brand names such as Black & Decker(R), DeLonghi(R), Dirt Devil(R), Hamilton Beach(R), Krups(R), Morphy Richards(R), Moulinex(R), Mr. Coffee(R), Proctor-Silex(R), Sunbeam(R), and West Bend(R).

     Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward looking statements. These forward looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, product demand and market acceptance, new product development, reliance on key strategic alliances, availability and cost of raw materials, the timely and proper execution of certain business plans, currency fluctuations, uncertainties associated with investments, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission including its most recent Report on Form 20-F.

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                 GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                         CONSOLIDATED INCOME STATEMENT

               (Amounts expressed in thousands of United States
                        dollars, except per share data)

                                                         Three Months Ended
                                                               June 30,
                                                     ---------------------------
                                                         2001          2000
                                                     ------------- -------------
                                                      (unaudited)   (unaudited)

Net Sales                                              $ 23,278      $ 22,711
Cost of goods sold                                      (18,235)      (17,887)
                                                     ------------- -------------
Gross profit                                              5,043         4,824
Selling, general and administrative expenses             (3,630)       (3,948)
Share of losses in joint venture                            (54)            -
                                                     ------------- -------------
Operating income                                          1,359           876
Other income, net                                           819           959
                                                     ------------- -------------
Income before income taxes                                2,178         1,835

Provision for income taxes                                 (111)          (66)
                                                     ------------- -------------
Income before minority interests                          2,067         1,769
Minority interests                                            4             -
                                                     ------------- -------------
Net income                                             $  2,071      $  1,769
                                                     ------------- -------------
Net income per common share                               $0.17         $0.15
                                                     ------------- -------------
Weighted average number of shares outstanding            12,138        12,130
                                                     ============= =============

                 GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                 (Amounts expressed in United States dollars)

                                                June 30,            March 31,
                                                  2001                2001
                                           -----------------    ----------------
                                              (unaudited)           (audited)
                                                        (in thousands)
ASSETS

Current assets:
 Cash and cash equivalents                    $ 31,853              $ 28,489
 Short-term investments                         26,758                31,221
 Interests in joint venture                      5,799                     -

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
 Accounts receivable, net                                                  7,817                 9,390
 Deposits, prepayments & other assets                                      3,508                 9,160
 Inventories, net                                                         15,107                14,898
                                                                       ---------              --------
  Total current assets                                                    90,842                93,158

Property, plant and equipment                                             39,209                38,493
Excess of cost over book value of net assets acquired                      4,240                     -
Intangible assets                                                          1,018                    13
Loan to a director                                                           384                   384
                                                                       ---------              --------
  Total assets                                                          $135,693              $132,048
                                                                       =========              ========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
 Short-term bank borrowings                                             $    854              $      -
 Current portion of long-term bank loans                                     867                 1,139
 Accounts payable                                                         11,031                14,007
 Advance payments from customers                                              79                   184
 Accrued expenses                                                          5,801                 3,737
 Income tax provision                                                      3,121                 3,014
                                                                       ---------              --------
  Total current liabilities                                               21,753                22,081
Long-term bank loans                                                         908                   908
Minority interests                                                         1,678                     -
                                                                       ---------              --------
  Total liabilities                                                       24,339                22,989
                                                                       =========              ========
Shareholders' equity:
 Preferred stock, par value $0.01; 1,000,000 shares                            -                     -
  authorized, no shares issued
 Common stock, par value $0.01; 50,000,000 shares authorized;                128                   128
  12,830,000 shares issued and outstanding as of June 30, 2001 and March 31, 2001
 Additional paid-in capital                                               81,662                81,662
 Retained earnings                                                        34,520                32,457
 Accumulated other comprehensive deficit                                    (332)                 (550)
                                                                       ---------              --------
                                                                         115,978               113,697
 Less:  Treasury stock, at cost                                           (4,624)               (4,637)
                                                                       ---------              --------
Total shareholders' equity                                               111,354               109,059
                                                                       ---------              --------
Total liabilities and shareholders' equity                              $135,693              $132,048
                                                                       =========              ========

     --30--ck/ny*

     CONTACT:    Global-Tech USA, Inc.
                 Brian Yuen, 212/683-3320
                 http://www.businesswire.com/cnn/gai.shtml
                 -----------------------------------------

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  KEYWORD:  HONG KONG INTERNATIONAL ASIA PACIFIC
  INDUSTRY KEYWORD:  BANKING COMPUTERS/ELECTRONICS NETWORKING EARNINGS
  SOURCE:  Global-Tech USA, Inc.

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